June 12, 2017

Via EDGAR & E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:    Era Anagnosti, Legal Branch Chief

Christopher Dunham, Staff Attorney

Michael Volley, Staff Accountant

Stephanie L. Sullivan, Senior Technical and Policy Advisor

Re:      Victory Capital Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted May 22, 2017

CIK No. 0001570827

Ladies and Gentlemen:

On behalf of Victory Capital Holdings, Inc. (the “Company”), we are submitting this letter and the following information in response to the letter, dated June 6, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on May 22, 2017. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

Supplemental Non-GAAP Financial Information, page 76

Adjusted EBITDA, page 77

1.                                    Comment: We note your response to prior comment 9 and revised disclosure included on page 78. Please explain in more detail what you mean by “target percentage” and how you are able to isolate the non-GAAP adjustment to adjust the amount of compensation in excess of expected levels due to acquisitions. For example, please clarify if, and if so how, you have not added back compensation in excess of expected levels due to better than expected results which were not directly attributable to acquisitions. In this regard, we note that the non-GAAP adjustment for 2016 represents 7% of your personnel compensation and benefits line item.

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
June 12, 2017

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 82 to clarify the target referred to in the adjustment for compensation in excess of expected levels due to acquisitions.  The Company respectfully advises the Staff that the Company determines what is excess compensation based, not on relative amounts, but on relative percentages of pre-bonus EBITDA.  If the Company had better than expected results, the actual amount paid out would increase but the amount as a percentage of pre-bonus EBITDA would not, and the Company would not make an adjustment in that case.

The non-GAAP adjustment for 2016 reflected the RS Acquisition, which occurred in July 2016.  While five months of incremental earnings attributable to RS Investments were included in the computation of annual incentive compensation, a number of transaction-related factors impacted the level of such compensation as a percentage of pre-bonus EBITDA.  For example, the acquired company operating margins were well below the Company’s operating margins and there were contractual quantitative payments for certain investment professionals and a number of duplicative employee positions until the completion of the integration.  In addition, certain employees received incremental incentive compensation for their contributions to the closing of the RS Acquisition.  These items contributed to annual incentive compensation as a percentage of pre-bonus EBITDA being at a level above the Company’s target percentage, which is not reflective of the normal operations of the business.

2.                                  Comment: Please revise the reconciliation to separately break out income taxes from other business taxes given they are classified separately in the statement of operations and only income taxes are later considered in the calculation of Adjusted Net Income.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20–22 and 80–82 of the Amended Registration Statement to separately break out income taxes from other business taxes.

3.                               Comment: We note that both the non-GAAP adjustment for interest expense/(income) and the adjustment for interest expense/(income) and change in value of consideration –transaction related, include amounts related to interest income, but it is unclear how these amounts are calculated and separated for purposes of this reconciliation.  Please provide a separate line item for each reconciling adjustment rather than netting more than one type of adjustment together.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20–22 and 80–82 of the Amended Registration Statement to remove the adjustment for interest expense/(income) and change in value of consideration – transaction related.

4.                                  Comment: We note that you have grouped acquisition, restructuring and exit costs in one line item adjustment, but these amounts are included in three separate line items in the statement of operations.  Furthermore, it is unclear whether you have also added back integration costs in your non-GAAP measure, such that the entire GAAP line item of restructuring and integration costs are added back for purposes of Adjusted EBITDA.

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
June 12, 2017

Please revise this reconciliation or footnote disclosure to clearly quantify how much of each of the GAAP line items are impacted by your non-GAAP adjustments.

Response: The Company acknowledges the Staff’s comment and has revised the footnote disclosure on pages 22 and 81 of the Amended Registration Statement to more clearly quantify how much of each of the GAAP line items are impacted by the Company’s non-GAAP adjustments.

Adjusted Net Income, page 78

5.                                    Comment: Please revise to provide a separate reconciliation of Net Income (Loss) on a GAAP basis to Adjusted Net Income, rather than solely reconciling Adjusted EBITDA to Adjusted Net Income.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20–22 and 80–82 of the Amended Registration Statement to provide a separate reconciliation of Net Income (Loss) on a GAAP basis to Adjusted Net Income.

6.                                    Comment: Please tell us why your Adjusted Net Income measure includes the interest paid on debt, net of interest income, but excludes the amortization of debt issuance costs and discounts, as well as the change in value of interest rates caps on term debt.

Response: The Company respectfully advises the Staff that its Adjusted Net Income measure includes the interest on debt, net of interest income, which represents an ongoing expense of the business, but excludes amortization of debt issuance costs and discounts and the change in value of interest rates caps, which are costs associated with the one-time incurrence of the debt and are not reflective of the Company’s cost of debt.

7.                                    Comment: Please explain in more detail how the “tax effect of the above adjustments” is calculated in arriving at Adjusted Net Income.  In this regard, the effective tax rate utilized is substantially less than the effective tax rate for GAAP purposes and it is unclear why this would be the case.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure on pages 20–22 and 80–82 of the Amended Registration Statement to explain in more detail how the “tax effect of the above adjustments” is calculated (including how it arrived at the effective tax rate).

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
June 12, 2017

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2017 and 2016, page F-7

Summary of Significant Accounting Policies, page F-7

8.                                    Comment: We note your disclosure on page F-10 that ASU 2017-04 is effective for your fiscal year that begins on November 1, 2020.  Please revise to correct this effective date, and also include the date that the standard is required to be adopted by a non-emerging growth company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-10 of the Amended Registration Statement to state that ASU 2017-04 on goodwill impairment testing is effective for fiscal years beginning after December 15, 2019 for non-emerging growth companies and for fiscal years beginning after December 15, 2021 for the Company.

Note 2 – Acquisitions, page F-10

9.                                    Comment: We note your disclosure that the costs related to acquisitions and summarized on page F- 11 are included in general and administrative expense on the consolidated statement of operations.  However, it appears these costs are included in the acquisition-related cost line item.  Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-11 of the Amended Registration Statement to clarify that costs related to acquisitions are included in acquisition-related costs in the consolidated statements of operation.

Note 8 – Share-Based Compensation, page F-16

10.                            Comment: We note that during the three months ended March 31, 2017 you granted restricted stock awards with a grant-date fair value of $2,367 as well as stock option awards computed using the Black-Scholes option pricing framework, with an input of $2,367 for the current stock price.  On page F-18, your disclosure states that the current stock price for these inputs was the year end estimated share price less the special dividend paid in February 2017.  Please revise to disclose the method utilized to determine the fair value of the shares and the nature of the assumptions involved, including how the special dividend factored in to reduce the estimated share price at the grant date.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page F-18 of the Amended Registration Statement regarding the Company’s use of both a market approach and income approach to estimate the then-current stock price used in the valuation of restricted stock grants and stock option awards issued during the quarter ended March 31, 2017. The market approach

Ms. Era Anagnosti
U.S. Securities & Exchange Commission
June 12, 2017

considered the then current EBITDA multiples and price/earnings multiples of comparable public companies. The income approach considered management’s forecast of operating results as of January 2017, a long term growth rate and a discount rate. The results of the market approach and income approach were weighted in developing the estimate of fair value. Given the special dividend that was declared and paid in February 2017, the fair value of the stock determined using the weighted market approach and income approach was reduced by the per share amount of the special dividend for awards and grants issued after the special dividend was paid.

The Company has also amended the Registration Statement to update information. Please do not hesitate to contact the undersigned at (212) 728-8620 or David K. Boston at (212) 728-8625 with any further questions or comments.

Sincerely,
/s/ Danielle Scalzo

cc:        Nina Gupta, Chief Legal Officer, Victory Capital Holdings, Inc.